News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ANNOUNCES ADOPTION OF A PREMIUM DISTRIBUTION™ AND DISTRIBUTION REINVESTMENT PLAN

CALGARY, March 13, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has adopted a Premium Distribution™ and Distribution Reinvestment Plan (the “Plan”). The Plan allows eligible unitholders of Fording (generally those residents of Canada and the United States) to direct that their cash distributions (net of any withholding taxes) be reinvested in additional trust units issued from treasury at a 5% discount to the Average Market Price (as defined in the Plan) on the applicable distribution payment date. The Plan further allows eligible unitholders (generally those residents of Canada) to elect, under the Premium Distribution™ component of the Plan, to have these additional trust units delivered to the designated Plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would otherwise have received on the applicable distribution payment date. Canaccord Capital Corporation will act as the Plan broker for the Premium Distribution™ component of the Plan.

Please note that unitholders who are residents of the United States or are otherwise considered "U.S. persons" under U.S. federal securities laws, or whose units are held through the depository service operated by The Depository Trust Company (DTC), may not participate in the Premium Distribution™ component of the plan due to regulatory and operational restrictions.  U.S. persons are eligible to participate in the Distribution Reinvestment portion of the Plan, whereby distributions are reinvested in additional trust units at a 5% discount to the Average Market Price.  Unitholders who are not residents of either Canada or the United States should review the Plan to determine if they are eligible to participate in either component of the plan.

Copies of the Plan, a related series of questions and answers, and the enrollment form will be mailed to current registered unitholders (being those persons who hold directly the certificates representing their units) on or about March 15, 2007. Beneficial unitholders (being those persons who hold their units through a broker or other nominee) must enroll through the broker or other nominee through which their units are held.  The Plan and the series of questions and answers are available on Fording’s website at www.fording.ca in the section titled “Investor Relations” under the heading “DRIP”. Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in either of its components.

Eligible unitholders can elect to participate in the Plan commencing with the quarterly cash distribution payable on April 16, 2007 to unitholders of record on March 30, 2007. To participate in respect of the April 16, 2007 distribution, registered unitholders must deliver their completed enrollment form to Computershare Trust Company of Canada (the “Plan Agent”) at the address noted on the enrollment form on or before 5:00 pm EST on March 23, 2007. Registered unitholders who have questions regarding the enrollment form that will be mailed to them may call the Plan Agent at 1-800-340-4905. Beneficial unitholders who wish to participate in the Plan should contact the nominee through which their units are held to confirm any deadlines that the nominee may impose or be subject to and to request enrollment in the Plan.

Fording reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances. In the event of proration, unitholders participating in the Plan will receive from the Trust the regular cash distributions to which they would otherwise be entitled in respect of those trust units not participating in the Plan on the applicable distribution payment date as a result of such proration.

No commissions, service charges or brokerage fees will be payable by registered unitholders who are participants in the Plan in connection with their purchase of trust units from Fording under either component of the Plan.  Beneficial unitholders should consult with their broker, investment dealer, financial institution or other nominee to confirm whether the policies of that nominee might result in any commissions, charges or fees being payable.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of March 13, 2007 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Investor Relations

403-264-1063

Email: investors@fording.ca

Website: www.fording.ca